
TipBrightly
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INVEST IN **TIPBRIGHTLY**

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Cashless tipping made fast, easy, and hassle free.

LEAD INVESTOR

Kristina ONeal Founding Partner, AvroKO

TipBrightly has not only created an incredibly unique cashless tipping solution for hoteliers and for guests, they are financially empowering tipped service workers in revolutionary new ways. We have all been there: looking for cash in our wallets to leave a tip before dashing out the door of a hotel room... and coming up short. Our cashless new economy is affecting service workers globally as a gap has been left specifically for hotel workers who relied on cash tips prior. This new technology seamlessly allows guests to scan a QR code and leave a tip for the exact person who has cleaned the room that day. This not only quickly allows us to show appreciation for staff but to leave any notes on our experience, without apps or complicated work steps. Elle and her team have a deep well of personal experience and drive and have also been converting some of the biggest hotel names in the hospitality business into customers. As an individual who has worked with these hotels for over 20 years I can vouch for both the significant industry need for TipBrightly and the superior quality of their technology to service those needs.

Invested $15,000 this round & $2,500 previously

Learn about Lead Investors

tipbrightly.com Mountain View CA

Software | Technology | B2B | Fin Tech | Hospitality

OVERVIEW UPDATES WHAT PEOPLE SAY ASK QUESTION

Highlights

1. TipBrightly is mentioned in The Washington Post for its IHG/Kimpton pilot (3.13.22).
2. Good morning! Now you can tip breakfast staff at Embassy Suites in Knoxville, Phoenix & San Rafael.
3. We just broke our daily record with $900 in recovered tips! Every tip counts!
4. CEO Elle Rustique presents webinar on cashless tipping for Curator Hotels & Resorts members
5. We're in Canada! Thanks to Collective Arts Brewing and their doorstep delivery drivers!
6. Emily Goldfischer, founder of hertelier and former VP of Communications, Loews joins advisory board!
7. Jacques Barthelemy, President of Charme & Caractere joins our advisory board!

Our Team



Elle Rustique, PhD CEO & Founder

I'm a social scientist and educator turned social entrepreneur on a mission to revolutionize the tipped service industry through cashless tipping.

Growing up, tips mattered to me, my sister, and brother. We always knew when Mom earned a tip because she'd take us for a special treat. When I was traveling, I didn't have cash. As a social scientist, I saw that this would have a disproportionate impact on tipped wage workers. I wanted to solve this problem for women, like my mom.



Luke Mertens CTO

Luke Mertens is TipBrightly's platform architect. A problem solver with over fifteen years of software development experience, Luke has worked with real-time embedded systems, internet security, text mining, and financial services.

Pitch

The Power of A Founder's Story



This is my mom. She inspired TipBrightly. She worked in housekeeping for 20 years.

Growing up her cash tips made a difference.
Whenever she earned a $5 tip, she'd spend this on me, my sister, and little brother. Sometimes this meant a book at the school book fair. Other times this was ice cream at Baskin Robbins. The best times, it was a Happy Meal at McDonald's.

70% of the service industry are women.
When women earn, they spend it on groceries, clothing, their children. When earnings decline, they have less to spend. That's why I'm doing this. To help women like my mom.

Financial empowerment is vital. Especially for women.

The lack of understanding had a devastating impact on my mother, who lost tens of thousands of dollars in retirement savings. Declining an employer savings plan to maximize her take home earnings, she didn't realize that a small monthly deduction would have increased her financial security for the future. Not only is having income important, knowing what to do with it is critical, too.

The Power of A Question

Have you ever wanted to leave a tipto reward good service but didn't have cash?







Many who provide day-to-day front and back of house duties are overlooked, underpaid and often underappreciated. The duties they perform are demanding, full of hazards and arduous, This workforce is the backbone of many facilities and without them, the service industry would collapse.

It's time we appreciate them.

The Power of Consequence

A chain of employee pain points is creating costly problems for employers


No Tip
30% employee income loss
$6k to replace one employee
Negative Effect on Bottom Line

Declining tips from cashless guests

Plummeting morale from financial uncertainty

Negative reviews from declining service quality

Hiring shortages from increasing staff turnover

The Power of Action

The service industry is losing billions of dollars to staff turnover



TipBrightly understands the service industry's need to balance inclusivity and budgets in a performance-driven, cost-sensitive environment.

Rather than increase the pool, we believe in retaining employes and recovering their missed opportunities for additional income. We believe in optimizing existing mobile payments technology. That's what TipBrightly is doing with cashless tipping.

The Power of Mobile Phones

Increasing earnings potential through cashless tipping

Demo!

Scan to leave a tip. No mobile app download required;.


HOTEL EMPLOYEE
DEMONSTRATION
PETITE AUBERGE
SAN FRANCISCO
1
Confirm property & verify employee
2
Enter payment method (Apple or GooglePay)
3
Leave rating & feedback
4
Tip again, receipt sent

In 2021, we processed nearly **$100,000** tip transactions resulting from **10,000** users on TipBrightly's platform.

The Power of Design

Why Tippers ♡ Our Product


EN | ES | FR
Max Henderson
Head of Hospitality
Hotel Acacia
How much would you like to send?
$ 10
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TipBrightly

Purpose-built for hospitality.
Integrates cashless, contactless, touchless tipping with feedback.

Fast & easy
Safer than cash. No app required.

Secure & private
Powered by Stripe. PCI compliant. Anonymous tipping.

Elegant & customized
Branded and customized UI aligns with business aesthetic.
.

Versatile & flexible
QR codes can be printed or displayed. Individual or pooled.

Easy to implement
Enterprise without integrations. QR code easy to maintain.

The Power of Benefits

A win-win-win for the employer and employee

1 **Guest Experience**

- Positive service experience
- More convenience
- Safer than cash

2 **Employee Benefits**

- Higher earnings
- Improved motivation
- Increased job satisfaction

3 **Employer ROI**

- Higher retention
- Improved service quality
- Increased cost savings

Tipping isn't transactional, it's relational.
It creates value for the service ecosystem.

The Power of Investment

Tipping is a multi-billion dollar market opportunity

Global Hospitality Industry

$4.1 trillion market
173M employees

Global Hotel Market

- **$1.2 trillion market**
- 700,000 hotels
- 4 million rooms
- 6M employees

US Hotel Sector

- **$570 billion market**
- 91K hotels & motels
- 1.4M tipped employees

Secondary Verticals (SAM)

Personal Care	Leisure	Transportation
$250B	$71.2B	$12B
450,000 employees	30,000 employees	175,000 employees

The IRS estimated
$36B in reported tips
$24B unreported tips

That was in 2015.

The Power of Business

We're monetizing through multiple streams of revenue

.

One-Time Set-up Fee

Monthly SaaS

Transaction Fee

Business Analytics

The Power of Traction

While businesses shut down during COVID, we grew.

Customers

40+ business accounts

10+ hotel brands & hospitality groups

3+ strategic partnerships in the hotel and hospitality industry

Tips

800% increase in dollars processed and tip transactions from 2020-2021

100,000 tip transactions in 2021

10,000 users on our platform

Quadrupled the average tip for hotel housekeepers from $3 to $12

10% effective wage increase for hotel housekeepers

The Power of Growth

200	10,000	$200,000
Clients	Users	Transactions

Q1 — **Priority #1** Expanding our core team

Q2 — **Priority #2** Making product enhancements

Q3 — **Priority #3** Securing strategic partnerships

Q4 — **Priority #4** Penetrating adjacent sectors and widening network effects

Our Customer Acquistion Strategies

1. Partnering with hospitality groups & collections
2. Penetrating franchises and brands
3. Deepening entry into luxury boutique market

3. Deepening entry into luxury boutique market
4. Building regional presence
5. Increasing customer referrals

The Power of Recognition

Positive feedback is more motivating than a rating.


HOTEL ARRAS

TipBrightly 2/26/21

Anderson Farfan received feedback

To: David McCartney

Hi Anderson Farfan, you received a rating of ⭐⭐⭐⭐⭐ and feedback: "Anderson Farfan was extremely helpful and delightful this evening with changing out my bedding to no feathers. Twice. Kimpton and IHG should know they have a wonderful employee who enhanced our stay here! "

The Power of Testimony

Why Our Clients ♡ Our Product

"TipBrightly has been a win for staff and a win for guests. Since we started last fall, most of the housekeepers have averaged tips that add $.50 to $1.00 per hour ($75 to $150 a month) to their income which certainly is a very nice win for the housekeepers."

— David McCartney, General Manager, Hotel Arras Asheville, North Carolina

"TipBrightly has been a huge win for our hotel! Not only do our housekeepers make more money, but we have also seen a nice increase in our Room Cleanliness Scores? I would definitely recommend TipBrightly to all hotels."

— Brandon Miller, General Manager, AC Hotel Asheville Downtown, North Caroilna

— Brandon Miller, General Manager, AC Hotel Asheville Downtown, North Carolina

"TipBrightly is a superb program, I recommend every hotel to do it. For me as an operator and hotel manager, I look at guest satisfaction and staff satisfaction. The tool and the app gives us the ability to achieve both. I don't have to wait for the survey. It's already there in my inbox.. It's great that they are getting tips."

— Fadi Takouz, General Manager, The Gwen, Chicago

The Power of Achievement

We're proud of our awards and recognition.

★ Winner (2021) Truly Disruptive Award, Hotel & Hospitality; The Innofac Show.

★ Finalist (2021) Cultivate: Hack the Wealth Gap; AARP Innovation Labs & GoodieNation

★ Fnalist (2019) Nasdaq Milestone Maker, San Francisco. Nasdaq Entrepreneurial Center

★ Runner-Up (2019) The Financial Solutions Lab, Workplace Financial Health Challenge. w/ JP Morgan Chase

★ Winner (2018) The Expat Woman: "Female Founders Pitch Female Funders"

★ Finalist (2018) Pipeline Angels SF Summit

★ Honorable Mention (2017) Unbanked Ventures. SF Fintech Week

★ Finalist (2017) WomensNet Amber Grant Competition

★ Mentioned in New York Times for helping service workers from becoming "Casualties of A Cashless Society"

★ Recognized by Skift.com "One of Five New Travel Startups for Building Better End to End Trips To Watch"

Nasdaq FINANCIAL HEALTH NETWORK The New York Times Skift

The Power of People



CEO
Elle Rustique, PhD
Founder & CEO
Educator | Social Scientist
Columbia University | Stanford University

UCL Institute of Education WASH



CTO
Luke Mertens
Chief Architect
10+ Software Engineer | Full Stack
Cal Poly | Atlassian | Rivian

CAL POLY






Operations
Arslan Adil
Sales & Marketing
Sales & Success
Michael Chang
Customer Success & Data
8x8
Product
Courtney Ko
UX / UI
WELLS FARGO
Development
Alex Li
Full-Stack Engineer
ATLASSIAN

The Power of Technology

Making lives better and easier, for everyone.


HOTEL ARRAS



TipBrightly is laser focused on growth, expansion and optimization of tech-based solutions in the service industry, through a lens of emotional intelligence.

.Our team includes experienced and seasoned pros in education, the gig economy, service industry and leading SAAS companies based in Silicon Valley.

It's a win-win-win.

Join US!

info@tipbrightly.com | tipbrightly.com